VATECH

03 FEB 19 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	18.2.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 4319 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

SUPPL

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

03003889

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

dw 2/19

VATECH

VA Technologie AG

PRESS RELEASE

VA TECH announces Preliminary Results on February 25, 2003

The listed VA Technologie AG will publish its preliminary results for 2002 on February 25, 2003.

The Annual Accounts 2002 will be published on March 26, 2003, the Annual General Meeting will be held on April 29, 2003.

++++2003-02-18

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2001, VA TECH achieved sales of EUR 4 bn according to IAS with a work force of 18,847 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

03 FEB 19 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	19.2.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (Incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 4319 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

SUPPL

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VA TECH

VA TECH Transmission & Distribution

PRESS RELEASE

VA TECH T&D wins new Order from Germany

VA TECH Transmission & Distribution (VA TECH T&D), one of the world's leading manufacturers of high voltage transmission and distribution systems and equipment, was awarded a contract by Deutsche Bahn (German Railways) to upgrade the Treuchtlingen-Nuremberg line section for speeds of up to 200 km/h.

The €14.8 million order includes the renewal of the existing overhead lines between Treuchtlingen and Nuremberg, a double-track line covering a distance of 54 kilometres. VA TECH T&D is to provide the entire engineering, delivery, and installation of the new overhead line system as well as dismantling of the existing installations.

This requires the installation of approx. 120 kilometres of catenary suspensions as well as the construction of 1,280 pole foundations.

All work is to be carried out at night and during block-out times at weekends.

Use of specifically designed large-scale ELIN assembly equipment will guarantee the customer optimum cost and time efficiency throughout the project. Completion has been scheduled for as early as March 2006.

This new contract by Deutsche Bahn once again testifies to the role of VA TECH T&D's Catenary Systems Division as a major Austrian partner in the line expansion programme of German Railways.

++++2003-02-19

VA TECH Transmission & Distribution, a group company of the listed VA Technologie AG, is a leading international supplier of electric power transmission and distribution systems. We offer integrated system solutions and cutting edge technology individually tailored to our customer's needs. The global network of subsidiaries guarantees fast and efficient on-site service for customers. In 2001 the group company, with 6,702 employees, achieved sales of approximately EUR 1,200 m.

This and other VA TECH and VA TECH Transmission & Distribution press releases are also available on the Internet: www.vatech.at and www.vatech-td.com

For further Information please contact:
Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: +43 (1) 89100-2053, Fax: 43 (1) 89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43 (732) 6986-9222, Fax: 43 (732) 6986-3416
e-mail: wolfgang.schwaiger@vatech.at